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                                                        March 30, 2001

VIA FACSIMILE &
U.S. MAIL
John Mahon
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

        RE:     Arrowhead Oil & Gas LLC
                Form SB2-2 filed December 7, 2000
                File no. 333-51444

Dear Mr. Mahon:

        Reference is hereby made to your comment letter dated January 12, 2001 to Mr. Michael J. Pilgrim, President of Arrowhead Oil & Gas LLC (the "Company"). On behalf of the Company, please be advised that we hereby withdraw the above-referenced Form SB-2 filing pursuant to Rule 477 promulgated under the Securities Act of 1933 (the "Act").

        No securities have been sold in connection with this offering under Form SB-2. However, the Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

        Should you have any questions, please feel free to contact the undersigned.

                                                        Very truly yours,

                                                        Nancy E. Vabre

cc: Mr. Michael Pilgrim